Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

TELCORDIA TECHNOLOGIES 401(k) SAVINGS PLAN

(Full Title of Plan)

Science Applications International Corporation

10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to

the Plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TELCORDIA TECHNOLOGIES 401(k)
SAVINGS PLAN

DATE	June 27, 2003	/S/ ELAINE R. KALIN
Elaine R. Kalin
Vice President, SAIC
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
RETIREMENT PLANS COMMITTEE

2

Telcordia Technologies 401(k) Savings Plan

(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

Financial Statements for the Years Ended
December 31, 2002 and 2001, Supplemental Schedule for the Year Ended December 31, 2002 and Independent Auditors’ Report

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN

(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

TABLE OF CONTENTS	Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants of the
Telcordia Technologies 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Telcordia Technologies 401(k) Savings Plan (formerly Telcordia Technologies Savings Plan for Salaried Employees) (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/ Deloitte & Touche

June 16, 2003
San Diego, California

TELCORDIA TECHNOLOGIES

401(k) SAVINGS PLAN

(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
	2002	2001
ASSETS

INVESTMENTS-at fair value:
Diversified Telephone Portfolio stock fund	$5,656,000	$10,980,000
SAIC Class A common stock	191,934,000	313,365,000
Mutual funds	662,097,000	816,318,000

	859,687,000	1,140,663,000

Investment contracts with insurance companies and banks, at contract value	406,507,000	385,416,000
Participant loans	8,168,000	11,167,000

Total investments	1,274,362,000	1,537,246,000

RECEIVABLES:
Company contributions		2,147,000
Securities sold		3,608,000
Interest		11,000

Total assets		1,543,012,000

LIABILITIES

Securities purchased		1,694,000
Trust fees payable		22,000

Total liabilities		1,716,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,274,362,000	$1,541,296,000

The accompanying notes are an integral part of these financial statements.

TELCORDIA TECHNOLOGIES

401(k) SAVINGS PLAN

(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
	2002	2001
ADDITIONS

INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(189,566,000)	$(91,571,000)
Interest and dividends	36,981,000	41,817,000

Net investment loss	(152,585,000)	(49,754,000)

CONTRIBUTIONS:
Participant	37,257,000	56,226,000
Employer	15,896,000	21,240,000

Total contributions	53,153,000	77,466,000

Net additions/(reductions)	(99,432,000)	27,712,000

DEDUCTIONS

Distributions to participants	167,487,000	116,798,000
Plan expenses	15,000	221,000

Total deductions	167,502,000	117,019,000

NET DECREASE BEFORE PLAN TRANSFERS	(266,934,000)	(89,307,000)

NET TRANSFERS FROM OTHER PLANS		9,225,000

NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	1,541,296,000	1,621,378,000

END OF YEAR	$1,274,362,000	$1,541,296,000

The accompanying notes are an integral part of these financial statements.

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN

(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF PLAN

The Telcordia Technologies 401(k) Savings Plan (formerly Telcordia Technologies Savings Plan for Salaried Employees) (the “Plan”) was established by Telcordia Technologies, Inc. (“Telcordia” or the “Company”) to provide a convenient way for employees to save on a regular and long-term basis.  Telcordia is a wholly owned subsidiary of Science Applications International Corp. (“SAIC”).  The following description of the Plan provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

.

General—The Plan is a defined contribution plan covering eligible employees of the Company from the first of the month after their date of hire.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Effective October 1, 2001, the Plan merged with the Telcordia Technologies Savings and Security Plan.  As a result of the merger of the two Telcordia savings plans, the Plan has been renamed the Telcordia Technologies 401(k) Savings Plan

Contributions—Each year, participants may contribute up to 16% of their annual compensation, on a pre- or post-tax basis, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Prior to January 1, 2002, the Company made a matching contribution after one year of service equal to 70% of the first 6% of compensation that a participant contributed to the Plan.  In addition, after one year of service, the Company could make an annual discretionary contribution of 1/2% of compensation on behalf of each participant.  The discretionary contribution was made during the first quarter based on participant earnings of the previous calendar year.  Effective January 1, 2002, the Company makes a matching contribution equal to 100% of the first 3% of compensation that a participant contributes to the Plan and 50% of the next 3% of compensation that a participant contributes to the Plan.  Also effective January 1, 2002, the Company no longer makes a discretionary contribution.  Prior to January 1, 2002, the Company’s discretionary and matching contributions were invested 100% in accordance with each participant’s directed allocation.  Matching contributions of the Plan effective January 1, 2002 are invested as follows:  50% is invested in the SAIC Class A common stock (“SAIC Common Stock”) and 50% is invested in accordance with participant elections for their salary deduction contributions and after-tax contributions.  Contributions are subject to certain IRS limitations.

A participant’s salary deduction and after-tax contributions of the Plan for the plan years effective January 1, 2002, to the extent directed to be invested in SAIC Common Stock is limited to 50% of such salary reduction and after-tax contributions after the balance of SAIC Common Stock under the Plan for such participant equals or exceeds $50,000.  Rollover contributions to the Plan, to the extent directed to be invested in SAIC Common Stock, is limited to 50% of such contributions.

Participants of the Plan who have balances of SAIC Common Stock of less than $50,000, are permitted to invest up to 100% of their payroll contributions in SAIC Common Stock.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and fund earnings, net of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions and the Company’s discretionary contributions, plus actual earnings thereon.  Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service and vests at a rate of 20% per year.  A participant is fully vested after five years of service.

.

Participant Loans Receivable—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum $50,000 or 50% of their vested account balance, whichever is less; however, loan proceeds will not be taken from SAIC Common Stock.  The maximum loan term is 56 months.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator.  Principal and interest are collected ratably through monthly payroll deductions.

Tax Status— The Internal Revenue Service has determined and informed the Company by letter dated February 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  An application for determination with respect to the continued qualification of the Plan has been filed on February 28, 2002.

Payment of Benefits—On termination of service other than by death, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the life expectancy of the participant and spouse, if applicable.  Effective April 1, 2002, the installment method of distribution was discontinued.  For termination of service due to death, a beneficiary may receive the value of the vested interest in his or her account as a lump-sum distribution, or in two annual installments, if the participant has so elected.

Forfeited Accounts—Forfeited accounts are used to reduce future Company contributions. Company contributions were reduced by $450,000 and $600,000 in 2002 and 2001, respectively.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, participants would become fully vested in their accounts.

Investment Options— Participants may direct the investment of their contributions in any combination of 22 mutual funds.  In addition, participants may also invest in SAIC Common Stock via the SAIC Stock Purchase Fund, which is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade.  Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.  At each quarterly trade, balances from the fund are transferred into a custom fund designed to hold SAIC Common Stock (the “SAIC Stock Fund”).

The Plan also includes the following investments:

•      Telcordia Technologies, Inc. — Interest Income Fund — This participant directed fund invests primarily in investment contracts issued by insurance companies and banks.  This fund was frozen to new participant directed contributions in July 2002.

•      Telcordia Technologies, Inc. — Diversified Telephone Portfolio stock fund — This participant directed fund invests primarily in common stock and has been frozen to new participant directed contributions since 1984.

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with the Company, the Plan allows up to three years for participants to transfer their balance in the SAIC Stock Fund first to the Vanguard Prime Money Market Fund, then to any one or more of the mutual funds offered by the Plan.  If no election is made, the SAIC Stock Fund investments will transfer automatically to the Vanguard Prime Money Market Fund.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are valued at fair value, except for its investment contracts which are valued at contract value.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Quoted market prices for the value of the common shares of each company in the Diversified Telephone Portfolio stock fund are obtained on the basis of the closing price on the New York Stock Exchange on the year-end date.

Participant loans are valued at the outstanding principal balance which approximates fair value.

A general public market for SAIC’s common stock does not exist; therefore, the price of the common stock is determined pursuant to a stock price formula and valuation process which includes input from an independent appraisal firm.  Periodic determinations of the price of the common stock are made by the SAIC Board of Directors, with the input of the independent appraisal firm.  The SAIC Board of Directors has the discretion to alter the valuation process.  As of December 31, 2002 and 2001, the price of SAIC’s Class A common stock was $28.31 and $32.27 per share and the Plan held approximately 6,780,000 and 9,711,000 shares, respectively.

The gains or losses realized on distributions of investments and the increases or decreases in unrealized appreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.

It is the policy of the Company to keep the SAIC Stock Fund invested primarily in common stock, except for estimated cash reserves for use in distributions and investment exchanges by participants. Such reserves are invested in the Vanguard Prime Money Market Fund.  If reserves in the SAIC Stock Fund are less than the amount required at any given time to make required distributions and investment changes, investment exchanges out of the SAIC Stock Fund by participants may have to be deferred.

Benefits Payable—Benefit payments to participants are recorded upon distribution.  Benefits payable to participants are not reflected in the accompanying financial statements.  As of December 31, 2002 and

2001, net assets available for Plan benefits included $3,311,000 and $5,340,000, respectively, for participants who had elected to withdraw from the Plan but had not yet been paid.

Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.       INVESTMENTS

Investments are summarized in the following schedule.  Investments that represent 5% or more of the Plan’s net assets are separately identified and all remaining investments are included in other:

	December 31,
	2002	2001

Mutual funds:
Vanguard Windsor	$64,336,000	$—
Vanguard 500 Index Fund	211,006,000	308,756,000
Vanguard Wellington Fund	—	79,231,000
Vanguard Windsor II Fund	—	94,733,000
Vanguard Primecap Fund	107,037,000	165,461,000
Other	279,718,000	168,137,000

Total mutual funds	662,097,000	816,318,000

Investment contracts with insurance companies and banks, at contract value	406,507,000	385,416,000
SAIC Class A common stock	191,934,000	313,365,000
Other	13,824,000	22,147,000

Total investments	$1,274,362,000	$1,537,246,000

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	December 31,
	2002	2001

Mutual funds	$(157,795,000)	$(105,198,000)
Diversified Telephone Portfolio stock fund	(3,362,000)	(1,769,000)
SAIC Class A common stock	(28,409,000)	13,981,000
Interest income fund	—	1,415,000

Net depreciation of investments	$(189,566,000)	$(91,571,000)

The Plan invests in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.             NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the non-participant directed investments, is as follows:

	December 31,
	2002	2001

Investments, at fair value:
SAIC Class A common stock	$28,298,000	$31,257,000

	Year Ended
	December 31,
	2002	2001

Changes in non-participant directed investments:
Net (depreciation)/appreciation of investments	$(3,451,000)	$1,525,000
Employer contributions	—	163,000
Net transfers of participants’ balances	905,000	(10,314,000)
Distributions to participants	(413,000)	(296,000)

Net decrease in non-participant directed investments	$(2,959,000)	$(8,922,000)

5.       INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan maintains investments in fully benefit-responsive investment contracts with a number of insurance companies and banks.  Benefit-responsiveness is the extent to which contract terms permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to participants of the Plan.   The accounts are credited with earnings of the underlying investments (principally bank certificates of deposit and other fixed income products) and charged for Plan withdrawals and administrative expenses.  The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the respective provider.

Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses.  There is no guaranteed aggregate interest rate for the investment contracts.  The Plan includes contracts with defined interest rates from inception through maturity as well as contracts that reset interest rates quarterly.  Interest rates credited ranged from 3.5% to 7.8% at December 31, 2002, and from 1.9% to 8.3% at December 31, 2001.  The average yield was 5.5% and 6.0% in 2002 and 2001, respectively.

Approximately 32% and 25% of total net assets as of December 31, 2002 and 2001, respectively, were invested in investment contracts.  These contracts are subject to credit risk.  If any of the companies fail to perform on the contracts held, the asset value of the Interest Income Fund could be impaired.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

6.       PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper, therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to $15,000 and $221,000 for 2002 and 2001, respectively.  All other Plan expenses are paid by the Company.

******

TELCORDIA TECHNOLOGIES

401(k) SAVINGS PLAN

(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral	Cost	Current Value

*	SAIC Class A common stock	Company Stock	$218,398,000^	$191,934,000
*	Diversified Telephone Portfolio stock fund	Company Stock Fund	**	5,656,000
*	Interest Income Fund	Unallocated Insurance Contracts	**	406,507,000
*	Vanguard 500 Index Fund	Mutual Fund	**	211,006,000
*	Vanguard Developed Markets Index Fund	Mutual Fund	**	452,000
*	Vanguard Explorer Fund	Mutual Fund	**	30,153,000
*	Vanguard International Growth Fund	Mutual Fund	**	31,336,000
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	4,104,000
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	1,012,000
*	Vanguard LifeStrategy Mod Growth Fund	Mutual Fund	**	57,713,000
*	Vanguard Mid-Cap Index Fund	Mutual Fund	**	10,299,000
*	Vanguard Prime Money Market Fund	Mutual Fund	**	30,217,000
*	Vanguard PrimeCap Fund	Mutual Fund	**	107,037,000
*	Vanguard Short-Term Bond Index Fund	Mutual Fund	**	9,570,000
*	Vanguard Small-Cap Index Fund	Mutual Fund	**	1,283,000
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	59,450,000
*	Vanguard US Growth Fund	Mutual Fund	**	7,734,000
*	Vanguard Windsor Fund	Mutual Fund	**	64,336,000
	Dodge & Cox Stock Fund	Mutual Fund	**	8,672,000
	Longleaf Partners Small-Cap Fund	Mutual Fund	**	3,878,000
	Morgan Stanley Emerging Mark A Fund	Mutual Fund	**	476,000
	MSIF Focus Equity Class B Fund	Mutual Fund	**	174,000
	PIMCO Total Return Bond Fund	Mutual Fund	**	16,689,000
	T. Rowe Mid-Cap Growth Fund	Mutual Fund	**	890,000
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	**	5,616,000
	Participant loans	Interest rates from 5.25%–10.5% maturities from January 2003 through August 2007	**	8,168,000

	Total Investments			$1,274,362,000

*	Indicates party-in-interest to the Plan
**	Cost not applicable-participant directed investments
^	Includes participant and non-participant directed

Exhibit Index

Exhibit No.

23.1	Consent of Deloitte & Touche LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002